Filed Pursuant to Rule 433
Registration Statement No. 333-136631
August 17, 2006

Issuer:	Cintas Corporation No. 2.

Guarantors:	Cintas Corporation and the subsidiary guarantors.

Anticipated Ratings:	A2 (Moody’s); A (S&P).

Issue of Securities:	6.15% Senior Notes due 2036.

Principal Amount:	$250,000,000.

Coupon:	6.15%.

Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing February 15, 2007.

Maturity:	August 15, 2036.

Treasury Benchmark:	4.5% due February 15, 2036.

US Treasury Yield:	4.998%.

Spread to Treasury:	120 basis points.

Re-offer Yield:	6.198%.

Initial Price to Public:	Per Senior Note: 99.352%; Total: $248,380,000.

Underwriters Discount:	Per Senior Note: 0.750%; Total: $1,875,000.

Proceeds, before expenses, to us:	Per Senior Note: 98.602%; Total: $246,505,000.

Optional Redemption:	Make Whole Spread: 20 basis points.

Minimum Denomination:	$1,000.

Expected Settlement Date:	August 22, 2006 (T+3).

CUSIP:	17252MAG5.

ISIN:	US17252MAG50.

Sole Book-Running Manager:	KeyBanc Capital Markets, a division of McDonald Investments Inc. ($162,500,000).

Co-Managers:	Goldman, Sachs & Co. ($37,500,000), JPMorgan ($12,500,000), Lazard Capital Markets ($12,500,000), NatCity Investments, Inc. ($12,500,000), Wells Fargo Securities ($12,500,000).
The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and Standard and Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets at (866) 227-6479.